SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether the Registrant is submitting the

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Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

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Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated April 27, 2006 re. 1Q 2006 Revenues & Key Operational Indicators.

Paris, April 27, 2006

Press Release

10.3% growth in revenues on a historical basis in the first quarter of 2006 (+2.2% on a comparable basis) to EUR 12.8 billion

•	Total number of Group customers up 16.8% to 147 million at March 31, 2006 (+8.5% on a comparable basis1)

•	Revenues for Personal Communication Services increase 24.5% on a historical basis (+7.4% on a comparable basis) to EUR 6.63 billion

•	Revenues for Home Communication Services down 0.3% on a historical basis (-2% on a comparable basis) to EUR 5.56 billion

•	Enterprise Communication Services revenues down 1.2% on a historical basis (-6.3% on a comparable basis) to EUR 1.92 billion

Group strengthens its lead in Broadband

•	8.1 million ADSL customers in Europe (representing an increase of 10% since December 31, 2005), including 4.9 million in France, representing a Consumer ADSL market share of 49.8% in France

•	2.2 million mobile Broadband customers, an increase of 45% since December 31, 2005

•	1.2 million France Telecom VoIP[2] customers in France as of March 31, 2006, up 45% since December 31, 2005

Financial indicators in line with annual objectives

•	Gross Operating Margin[3] at EUR 4.67 billion, up 6.7% on a historical basis (+0.1% on a comparable basis)

•	GOM rate (GOM/revenues) of 36.5% in first quarter 2006 (versus 37.2% on a comparable basis and 37.7% on a historical basis in first quarter 2005)

•	Commercial expenses up 9% on a comparable basis

•	Impact of EUR 188 million from the decline in call termination rate in the first quarter of 2006

•	Ratio of Capex[4] to revenues at 10.8%, up from 9.9% in the first quarter of 2005 on a comparable basis (10.0% on a historical basis)

[1]	Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.
[2]	VoIP: ransport of voice on Internet Protocol.
[3]	GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
[4]	CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.

France Télécom	6 Place d’Alleray	Téléphone: 01 44 44 22 22
Direction de la Communication	75505 Paris cedex 15	Télécopie : 01 44 44 80 34

•	The results for the first quarter of 2006 are in line with full-year objectives confirming the soundness of the NExT strategy, in particular for fixed and mobile broadband.

•	In the context of a profound evolution of the telecommunications industry’s business model, France Telecom is continuing to implement NExT, with the launch of new Internet and mobile services in the second quarter of 2006, under a single banner: Orange. The Group confirms its full-year objective for organic cash flow generation[5] through enhanced control over costs and CAPEX.

Consolidated revenues for first quarter 2006

	1st quarter 2006	1st quarter 2005 historical basis	Change (as a %) 2006/2005 historical basis	1st quarter 2005 comparable basis	Change (as a %) 2006/2005 comparable basis
	(in billions of euros)
Total revenues	12.813	11.621	+10.3	12.542	+2.2

Revenues by segment:
1—PERSONAL COMMUNICATION SERVICES	6.633	5.328	+24.5	6.178	+7.4
Personal France	2.391	2.328	+2.7	2.324	+2.9
Personal United Kingdom	1.444	1.361	+6.1	1.376	+4.9
Personal Spain	0.803			0.753	+6.6
Personal Poland	0.452	0.357	+26.5	0.375	+20.4
Personal Rest-of-World	1.592	1.325	+20.2	1.394	+14.3
Eliminations	-0.049	-0.043	+14.0	-0.044	+12.6

2—HOME COMMUNICATION SERVICES	5.562	5.581	-0.3	5.674	-2.0
Home France	4.347	4.407	-1.4	4.420	-1.7

Consumer Services	2.358	2.422	-2.6	2.382	-1.0
Networks and Operators	1.384	1.376	+0.6	1.400	-1.2
Other Home France revenues	0.606	0.610	-0.7	0.638	-5.1

Home Poland	0.787	0.789	-0.2	0.827	-4.8
Home Rest-of-World	0.470	0.419	+12.1	0.466	+1.0
Eliminations	-0.042	-0.035	+20.6	-0.038	+10.2

3—ENTERPRISE COMMUNICATION SERVICES	1.919	1.943	-1.2	2.049	-6.3
Business Network Legacy	1.085	1.264	-14.1	1.282	-15.4
Advanced Business Networks	0.455	0.380	+19.5	0.395	+15.1
Extended Business Services	0.182	0.163	+11.8	0.169	+7.4
Other Enterprise services	0.198	0.137	+44.8	0.202	-2.1

4—DIRECTORIES	0.209	0.200	+4.7	0.200	+4.7

Inter-segment eliminations	-1.511	-1.432	+5.5	-1.558	-3.1

[5]	Organic cash flow—net cash flow generated by the business net of the net cash flow appropriated to investing activities, excluding income from the sale of equity shares and excluding acquisitions of equity shares. Organic cash flow also corresponds to the net cash flow generated by the business minus acquisitions of tangible and intangible assets net of variations in debt to tangible asset suppliers and income from the sale of tangible and intangible assets.

10.3% growth in revenues on a historical basis and 2.2% on a comparable basis in the first quarter of 2006

The France Telecom group recorded consolidated revenues of EUR 12.813 billion at March 31, 2006, up from EUR 11.621 billion at March 31, 2005, up 10.3% on a historical basis. This increase reflects the favorable impact of currency exchange rates (+ EUR 146 million in the first quarter of 2006) and the effect of changes in consolidation, primarily the acquisition of the Spanish mobile operator Amena and the sale of FT Câble.

On a comparable basis, revenues for the France Telecom Group rose 2.2% at March 31, 2006. This is tied to mobile services, which maintained steady growth, and to the growth in ADSL Broadband multiservices6 in France, where the strong growth in the final quarter of 2005 continued at a comparable rate in the first quarter of 2006. At the same time, traditional fixed-line services continued to trend downward in France and Poland.

The Gross Operating Margin (GOM) amounted to EUR 4.671 billion in the first quarter of 2006, up a slight 0.1% on a comparable basis and an increase of 6.7% on a historical basis. The GOM rate was 36.5% compared with 37.2% in the first quarter of 2005 on a comparable basis (37.7% on a historical basis). The 0.7 point decline is related to higher commercial expenses, which rose 9% on a comparable basis. Competitive pressures intensified in Europe while the number of new customers for mobile and ADSL Broadband multiservices acquired by France Telecom in the first quarter of 2006 (2.85 million for mobile and ADSL services) was comparable to the number acquired in the first quarter of the previous year.

The GOM rate before commercial expenses rose a slight 0.1 point to 50.7%, from the rate of 50.6% in the first quarter of 2005 on a comparable basis (49.6% on a historical basis). The increase in external purchases before commercial expenses was 5.4% on a comparable basis (14.8% on a historical basis). It primarily reflects the increase in purchases and repayments to other operators and the rise in the costs for unbundling telephone lines and deploying new customer service platforms.

CAPEX in the first quarter of 2006 (EUR 1.390 billion) rose 11.9% from the previous year on a comparable basis, and represented 10.8% of revenues. This growth was driven largely by the development of ADSL Broadband uses.

In France, the number of Liveboxes leased surged, and deployment of ADSL access continued at a steady rate along with the unbundling work. At the same time, France Telecom is expanding its ADSL Broadband offer in Poland, Spain, the United Kingdom and the Netherlands.

Investments in mobile services also rose substantially in Poland and the Middle East Africa Asia zone. They declined in France after the rapid deployment of the EDGE mobile Broadband service in 2005. The EDGE service was launched in April 2005 for corporate offers and to consumers in the summer of 2005.

6 Mutliservices : multiple service access offers (Internet, TV, VoIP) through a single Broadband gateway. The Livebox is a “multiplay“ terminal marketed by France Télécom

Personal Communication Services

	At March 31, 2006	At March 31, 2005 historical basis	At March 31, 2005 comparable basis

Personal France
Number of customers (millions)	22.458	21.305	21.305
including packages as %	62.1%	60.9%	60.9%
Total ARPU (packages and prepaids) in €	421	430	430
Total AUPU (in minutes)	178	169	169
Share of non-voice services as % of network revenues	15.9%	14.8%	14.8%

Personal UK
Number of customers (millions)	14.958	14.334	14.334
including packages as %	32.7%	33.6%	33.6%
Total ARPU (packages and prepaids) in pounds	263	270	270
Total AUPU (in minutes)	146	142	142
Share of non-voice services as % of network revenues	20.2%	19.3%	19.3%

Personal Spain
Number of customers (millions)	10.534		9.552
including packages as %	48.5%		47.1%
Total ARPU (packages and prepaids) in €	311		—
Total AUPU (in minutes)	124		108
Share of non-voice services as % of network revenues	12.3%		—

Personal Poland
Number of customers (millions)	10.419	8.021	8.021
including packages as %	40.3%	42.8%	42.8%

Personal Rest of the World
Number of customers (millions)	28.098	20.734	21.484

Total Personal
Number of customers (millions)	86.466	64.394	74.696

Revenues for Personal Communication Services totaled EUR 6.63 billion at March 31, 2006, up 24.5% on a historical basis and 7.4% on a comparable basis. There were 86.5 million customers as of March 31, 2006, representing an annual growth of 34.3% on a historical basis and 15.8% on a comparable basis. Within this customer base, Broadband mobile services (EDGE and UMTS network) expanded rapidly with more than 2.2 million subscribers as of March 31, 2006, a 45% increase from December 31, 2005.

Revenues for Orange France amounted to EUR 2.39 billion at March 31, 2006, up 2.9% on a comparable basis (+2.7% on a historical basis), which was driven by the 5.4% increase in the number of customers over one year. The percentage of packages rose to 62.1% at March 31, 2006, versus 60.9% one year earlier. Excluding the impact of the decline in the price of call terminations, network revenues7 rose 7.5%, driven by the growth in “voice” traffic (average use per user, AUPU8, rose 5.3%) and the 11.4% increase in revenues from non-voice services. The percentage of non-voice services in network revenues represented 15.9% in the first quarter of 2006, compared with 14.8% in the first quarter of 2005. The number of Broadband mobile service customers (EDGE and UMTS network) surged to 1.506 million customers at March 31, 2006 from only 52,000 one year earlier.

[7]	Network revenues (PCS segment): Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

[8]	AUPU—Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators—MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

Orange United Kingdom reported revenues of EUR 1.44 billion, an increase of 4.9% on a comparable basis and 6.1% on a historical basis. The subscriber base at March 31, 2006 (14.96 million customers) rose 4.3% in one year. The percentage represented by packages declined slightly at March 31, 2006 to 32.7% from 33.6% at March 31, 2005. Network revenues rose 4.7% on a comparable basis, generated by the growth in “voice” traffic (average use per user, AUPU, grew 2.8%) and by the 9.4% growth in revenues on non-voice services. Non-voice services represented 20.2% of revenues in the first quarter of 2006, up from 19.3% in the first quarter of the previous year. The growth in mobile Broadband use was extremely steady: at March 31, 2006, the UMTS network of Orange United Kingdom had 425,000 customers, compared with 36,000 one year earlier.

Revenues for Personal Spain (Amena), representing EUR 803 million at March 31, 2006, increased 6.6% on a comparable basis. Excluding the impact of the drop in the price of call terminations, Amena’s revenues rose 9.7%, driven largely by the 10.3% growth over one year in number of customers to 10.53 million at March 31, 2006. The percentage of packages rose to 48.5% at March 31, 2006 from 47.1% one year earlier. Mobile Broadband uses continued to expand at a steady rate: at March 31, 2006, the Amena’s UMTS network served 123,000 customers, up from 77,000 at December 31, 2005, an increase of 46,000 during the first quarter of 2006.

Revenues for Personal Poland (EUR 452 million at March 31, 2006) climbed 20.4% on a comparable basis (+26.5% on a historical basis), reflecting the rapid growth in the customer base. At March 31, 2006, Personal Poland had 10.4 million customers, compared with 8.0 million at March 31, 2005, an increase of 29.9% in one year. Personal Poland remains the leader in terms of new customers, adding more than 500,000 new customers in the first quarter of this year. The subscriber base market share rose 1.4 points in one year to 34% as of March 31, 2006.

Revenues for Personal Rest of World were EUR 1.59 billion at March 31, 2006, up 14.3% on a comparable basis and 20.2% on a historical basis. The subscriber base of 28.1 million customers at March 31, 2006 grew 30.8% in one year on a comparable basis. Growth remains particularly robust in Egypt (+57.2%) and Romania (+34.3%).

Home Communication Services

	At March 31, 2006	At March 31, 2005	Change
Home France
Number of ADSL Broadband accesses & Consumer Multiservice offers
Number of consumer ADSL Broadband accesses (in thousands)	4,926	3,364	46.4%
Market share for ADSL Broadband Internet accesses (as %)	49.8	49.2	0.6	pt
Number of Liveboxes leased (in thousands)	2,131	416	412%
Number of Voice over IP subscribers (in thousands)	1,207	245	393%
Number of ADSL TV subscribers (in thousands)	229	102	126%

Consumer telephone lines and unbundling
Consumer telephone lines (thousands)	26,645	27,419	-2.8%
Unbundled lines (thousands)	3,157	2,033	55.3%
including partial unbundling	2,204	1,882	17.1%
including full unbundling	953	151	532%
Total Consumer telephone lines and fully unbundled lines (thousands)	27,598	27,570	0.1%

Market share on Consumer PSTN* communications (as %)	67.7	67.8	-0.1	pt

Home Poland
Number of fixed-telephony customers (thousands)	10,485	10,801	-2.9%
Number of ADSL customers (thousands)	1,302	793	64%

Home Rest of World
Number of ADSL Broadband accesses (thousands)	1,913	1,498	27.7%
United Kingdom	986	717	37.5%
Spain	586	485	20.8%
Netherlands	340	295	15.2%

*	PSTN: Communications over the Public Switched Telephone Network (excluding Voice over IP services).

Home Communication Services reported revenues of EUR 5.56 billion as of March 31, 2006, a decline of 2.0% on a comparable basis (decline of 0.3% on a historical basis). Traditional telephone services continued to trend downward in France and Poland, while the growth in ADSL Broadband multiservices accelerated, particularly in France. The number of ADSL Broadband consumer accesses rose to 8.1 million in Europe as of March 31, 2006, up from 5.7 million at March 31, 2005, an increase of 44% in one year. At the same time, the number of Livebox gateways surged, with 2.4 million Liveboxes marketed in Europe as of March 31, 2006, compared with only 489,000 one year earlier. Revenues for Consumer ADSL Broadband (EUR 575 million at March 31, 2006) rose overall by 49.0% over the first quarter of the previous year (on a comparable basis).

Home France

Revenues for Consumer Services were down 1.0% at March 31, 2006 on a comparable basis (-2.6% on a historical basis) related first to the declines in the price of phone calls, primarily calls made to mobile phones and, second to the downward trend in the volume of telephone calls from the switched network (PSTN). At the same time, the sharp growth in Consumer ADSL Broadband multiservices observed in the previous year continued in the first quarter of this year:

•	The number of Consumer ADSL Broadband customers totaled 4.9 million as of March 31, 2006, up from 3.4 million at March 31, 2005, a 46.4% increase in one year. The market share (expressed as the number of ADSL Broadband Internet customers) is estimated at 49.8% as of March 31, 2006, compared to 50.0% at December 31, 2005.

•	The number of leased Livebox gateways increased more than fivefold in one year, with 2.1 million Liveboxes leased at March 31, 2006 compared with 416,000 at March 31, 2005. In the first quarter of 2006, 572,000 additional Liveboxes were leased, a 37% increase in three months.

•	The rate of growth in the number of subscribers to the Voice over IP offers, which surged in the final quarter of 2005, again intensified with 377,000 new subscriptions in the first quarter of 2006, after the 346,000 recorded in the previous quarter, meaning 2.5 times more subscribers in six months. At March 31, 2006, the number of Voice over IP subscribers was 1.207 million, up from 245,000 at March 31, 2005.

•	Finally, ADSL digital television services (MaLigne TV) reported 229,000 subscribers at March 31, 2006 compared with 102,000 one year earlier.

Revenues for Operator Services decreased on a comparable basis by 1.2% (increase of 0.6% on a historical basis). The expansion of telephone line unbundling in France and the growth in services to international operators almost entirely offset the decline generated by price cuts (particularly for call termination to mobile phones) in the revenues for services provided to other business sectors of the France Telecom group. This trend also reflects the decline in traditional corporate telephone and data services.

Home Poland

Revenues reported by Home Poland declined slightly by 0.2% on a historical basis, related to the favorable impact of the exchange rate for the Polish zloty. On a comparable basis, revenues dropped 4.8% from March 31, 2005. The effect of substitution by mobiles, the market for which continues to expand rapidly, and the competitive pressures on the traditional fixed-line service market, affected the revenues for Home Poland. At the same time, ADSL Broadband services grew rapidly, with 1.3 million ADSL Broadband customers as of March 31, 2006 compared with 793,000 at March 31, 2005, an increase of 64% in one year. Thus, the ADSL multiservice markets are beginning to develop. Launched very recently, Livebox has today 12,000 subscribers. Similarly, the Voice over IP and ADSL digital television services are expected to enter a much more active commercial phase in the second quarter of 2006 after completion of the commercial and technical tests currently being conducted.

Home Rest of World

The 12.1% growth on a historical basis in revenues for Home Rest of World is essentially related to changes in consolidation. On a comparable basis, growth was 1.0% over March 31, 2005. The impact of steady growth in ADSL Broadband services in Spain, the United Kingdom and the Netherlands was offset by the impact of price cuts driven by intense competitive pressures. The number of ADSL Broadband customers in these three countries totaled 1.9 million at March 31, 2006, an annual increase of 27.7% (1.5 million subscribers at March 31, 2005).

Enterprise Communication Services

Business indicators	At March 31, 2006	At March 31, 2005	Change
Number of Enterprise telephone lines in France (thousands)	5,907	5,930	-0.4%
Number of permanent accesses to managed data networks in France (thousands)	288	254	13%
Share of permanent xDSL accesses in France (percentage)	75%	56%	19	pts
Number of IP-VPN accesses in France (thousands)	171	98	74%
Number of Business Everywhere mobile users in France (thousands)	420	341	23%

Revenues for Enterprise Communication Services fell 6.3% on a comparable basis to EUR 1.92 billion (down 1.2% on a historical basis), primarily reflecting the 15.4% decline in revenues from Business Network Legacy. Revenues from leased lines continued their downward trend. Revenues from Managed Network Legacy (X.25, X.28, Frame Relay and ATM) were significantly impacted in the first quarter of 2006 by the continuing migration to Advanced Business Networks which remains strong in France. The trend in revenues for Voice Legacy in France (down 4.5%) continues to reflect the impact of price cuts for calls and lower telephone traffic volumes.

At the same time, revenues for Advanced Business Networks rose 15.1% on a comparable basis (19.5% on a historical basis), related to the continued expansion of IP-VPN services. The number of IP-VPN accesses in France at March 31, 2006 rose on an annual basis by 74%, with IP-VPN accesses representing on the same date 59% of the permanent accesses to managed data networks, compared with only 39% as of March 31, 2005. Likewise, the Business Everywhere mobile offer reported steady growth: the number of Business Everywhere users in France was 420,000 at March 31, 2006, a 23% increase over one year.

Revenues from Extended Business Services grew 7.4% on a comparable basis (11.8% on a historical basis), generated primarily by the development of service platforms and the consulting and solution deployment activities.

Directories

Revenues for the Directories totaled EUR 209 million in the first quarter of 2006, an increase of 4.7%. On a constant directory publication basis, the growth was 6.8% over the first quarter of the previous year.

PagesJaunes in France reported revenue growth of 6.1%, generated by the 7.4% increase in online directories and the 3.9% rise in revenues from printed directories.

Revenues from international businesses and other subsidiaries of PagesJaunes Group rose by 19.5% on a constant publication basis, thanks to the growth of the business in Spain (QDQ Media), in professional directories (Kompass), direct marketing services (PagesJaunes Marketing Services) and online mapping services (Mappy).

FOR MORE INFORMATION:

The slides for the presentation made at the time of the publication of 1st quarter 2006 results can be consulted on the France Telecom website

http://www.francetelecom.com

Press contacts:

Tel.: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Sébastien Audra

sebastien.audra@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information